SoCal Harvest, Inc.

6755 Mira Mesa Blvd., Ste 123 #187

San Diego CA 92121

Theresa Brillant

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Request for acceleration of the effective date of the Registration Statement on Form S-1 of SoCal Harvest, Inc.

Registration Statement on Form S-1

Originally Filed June 17, 2019

File No. 333-232156

September 9, 2019

Dear Ms. Brillant,

This letter shall serve as the request of SoCal Harvest, Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Wednesday, September 11, 2019, 1:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

Yours Truly,

/s/ Mark Botsford

Mark Botsford

President

SoCal Harvest, Inc.